UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

  FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into Gold Reserve Inc.’s (the “Company”) current Registration Statements on Form F-3 on file with the U.S. Securities and Exchange Commission (the “SEC”).

The following exhibits are furnished with this Form 6-K:

99.1 June 30, 2016 Interim Consolidated Financial Statements

99.2 June 30, 2016 Management’s Discussion and Analysis

99.3 Chief Executive Officer’s Certification of Interim Filings

99.4 Chief Financial Officer’s Certification of Interim Filings

Cautionary Statement Regarding Forward-Looking Statements and information

The information presented or incorporated by reference in this report contains both historical information and “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) or “forward looking information” (within the meaning of applicable Canadian securities laws) (collectively referred to herein as “forward looking statements”) that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein and many of which are outside our control.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements.  The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.  Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including without limitation:

•         delay or failure by the Bolivarian Republic of Venezuela (“Venezuela”) to make payments or otherwise honor its commitments under the settlement agreement (the “Settlement Agreement”), including with respect to the sale of our technical mining data related to the Brisas Project (the “Mining Data”) for use by the Mixed Company;

•          the ability of the Company and Venezuela to (i) successfully overcome any legal or regulatory obstacles to form and jointly own and operate the mixed company (the “Mixed Company”) for the purposes of developing the Brisas-Cristinas Project, (ii) the completion of any additional definitive documentation and finalization of any remaining governmental approvals, and (iii) obtain financing to fund the capital costs of the Mixed Company;

•         risks associated with exploration, delineation of adequate reserves, regulatory and permitting obstacles and other risks associated with the development of the Brisas-Cristinas Project;

•         local risks associated with the concentration of our future operations and assets in Venezuela, including operational, regulatory, political and economic risks;

•         our ability to resume our efforts to enforce and collect the Arbitral Award, including the associated costs of such enforcement and collection effort and the timing and success of that effort, if Venezuela fails to make payments under the Settlement Agreement and it is terminated;

•         pending the receipt of payments under the Settlement Agreement, our continued ability to service or restructure our outstanding notes or other obligations as they come due and access to future additional funding, when required, for ongoing liquidity and capital resources;

•         shareholder dilution resulting from restructuring, refinancing and/or conversion of our outstanding notes or from the sale of additional equity, if required;

•         value realized from the disposition of the remaining Brisas Project related assets, if any;

•         our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;

•         abilities and continued participation of certain key employees; and

•         U.S. and/or Canadian tax consequences to which we are subject.

See “Risk Factors” contained in our Annual Information Form and Annual Report on Form 40-F filed on www.sedar.com and www.sec.gov, respectively for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the SEC or other securities regulators or presented on the Company’s website.  Forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable U.S. and Canadian securities regulations.  Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 26, 2016

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO